Exhibit 99.2

HURRICANE ENERGY PLC

(incorporated under the laws of England and Wales as company number 05245689)

(the “Company”)

NOTICE TO THE HOLDERS OF

US$230,000,000 7.5% Convertible Bonds due 2022 (the “Bonds”) (ISIN: XS1641462277)

This Notice is issued pursuant to a trust deed dated 24 July 2017 between the Company and U.S. Bank Trustees Limited (the “Trustee”) (the “Trust Deed”). Terms defined in the Trust Deed shall have the same meaning when used in this notice unless the context requires otherwise.

Today the Company published an update on the previously announced stakeholder engagement process with an ad hoc group of holders of the Bonds (the “Ad Hoc Committee”) holding in aggregate approximately 69% by value of the Bonds. The announcement is available on the London Stock Exchange Regulatory News Service website: https://www.londonstockexchange.com/news-article/HUR/proposed-financial-restructuring/14959343?showDisclaimer=true.

The Company announced that it has entered into a lock-up agreement (the “Lock-up Agreement”) with the Ad Hoc Committee, pursuant to which the Ad Hoc Committee agrees to support a transaction that will materially deleverage the Company’s balance sheet, enhance its liquidity position and extend its debt maturity profile (the “Restructuring”), thereby providing the Company with the required financial flexibility to pursue a revised business strategy.

As a result of entering into the Lock-up Agreement, an Event of Default (as defined in the Trust Deed) has occurred pursuant to Condition 10(F) of the terms and conditions of the Bonds. As the Company’s ability to repay the Bonds at maturity is dependent on the implementation of the proposed Restructuring, a Potential Event of Default (as defined in the Trust Deed) has also arisen in relation to Condition 10(F) of the terms and conditions of the Bonds.

For the avoidance of doubt, the Trustee has not been involved in the formation of the Ad Hoc Committee or the negotiation of the Lock-up Agreement and expresses no opinion as to the matters set out in this notice.

Questions about the Restructuring should be directed to the Company and Lucid Issuer Services Limited. Details of how to accede to the Lock-up Agreement should be directed to Lucid Issuer Services Limited as the Information Agent, by email to hurricane@lucid-is.com. All Bondholders are eligible to participate in the Lock-up Agreement. Bondholders may accede to the Lock-up Agreement at any time by completing an Accession Letter to the Lock-up Agreement. In support of their Accession Letters, Bondholders will be able to confirm their positions in the Bonds electronically via the clearing systems until 12 May 2021. After such date, Bondholders should contact Lucid Issuer Services Limited as the Information Agent by email to hurricane@lucid-is.com. All documentation relating to the Lock-up Agreement, together with any updates, will be available on the dedicated website: https://deals.lucid-is.com/hurricane. Bondholders will require a password to access the website. A password may be obtained by emailing hurricane@lucid-is.com.

Contacts:

Hurricane Energy plc Antony Maris, Chief Executive Officer Philip Corbett, Head of Investor Relations	+44 (0)1483 862 820
Evercore International Partners LLP Financial Advisor Stephan Chischportich / Gent Kadare Project-HavenEvercore@Evercore.com	+44 (0)20 7653 6000
Stifel Nicolaus Europe Limited Nominated Adviser & Corporate Broker Callum Stewart / Ashton Clanfield	+44 (0)20 7710 7600
Investec Bank plc Joint Corporate Broker Chris Sim / Rahul Sharma	+44 (0)20 7597 5970
Vigo Communications Public Relations Patrick d’Ancona / Ben Simons hurricane@vigocomms.com	+44 (0)20 7390 0230

Information Agent

Lucid Issuer Services Limited

Telephone:	+ 44 20 7704 0880
Website:	www.deals.lucid-is.com/hurricane
Attention:	David Shilson / Sunjeeve Patel

This notice, and the transactions to which it relates, are in respect of securities of a non-U.S. company. Any offer of securities is subject to disclosure requirements of a country other than the United States that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since Hurricane Energy plc is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.